UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                                   AVAYA INC.
                                (NAME OF ISSUER)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   053499 10 9
                                 (CUSIP NUMBER)

                                SCOTT A. ARENARE
                               WARBURG PINCUS LLC
                              466 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 878-0600

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES OF COMMUNICATION)


                                 With a copy to:
                              ANDREW R. BROWNSTEIN
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                                SEPTEMBER 1, 2005
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box:  |_|

--------------------------                            --------------------------
CUSIP NO. 053499 10 9           SCHEDULE 13D/A             (PAGE 2 OF 14)
--------------------------                            --------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Warburg, Pincus Equity Partners, L.P.
           I.R.S. Identification No. 13-3986317

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X|
                                                                    (b) |_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY                                                       |_|

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
           WC

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(D) OR 2(E)                                               |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER
   SHARES                - 0 -
BENEFICIALLY
  OWNED BY     8   SHARED VOTING POWER
    EACH               21,692,680*
  REPORTING
 PERSON WITH   9   SOLE DISPOSITIVE POWER
                         - 0 -

               10  SHARED DISPOSITIVE POWER
                         21,692,680*

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           21,692,680*

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                      |_|

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.4%*

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------



----------------
* Assumes the full exercise of the Series A Warrants, Series B Warrants and Series C Warrants in accordance with their terms.

--------------------------                            --------------------------
CUSIP NO. 053499 10 9           SCHEDULE 13D/A             (PAGE 3 OF 14)
--------------------------                            --------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Warburg Pincus Partners LLC
           I.R.S. Identification No. 13-4069737

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X|
                                                                    (b) |_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY                                                       |_|

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
           WC

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(D) OR 2(E)                                               |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
           New York

--------------------------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER
   SHARES                - 0 -
BENEFICIALLY
  OWNED BY     8   SHARED VOTING POWER
    EACH               22,955,217*
  REPORTING
 PERSON WITH   9   SOLE DISPOSITIVE POWER
                         - 0 -

               10  SHARED DISPOSITIVE POWER
                         22,955,217*

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           22,955,217*

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                      |_|

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.7%*

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------



----------------
* Assumes the full exercise of the Series A Warrants, Series B Warrants and Series C Warrants in accordance with their terms.

--------------------------                            --------------------------
CUSIP NO. 053499 10 9           SCHEDULE 13D/A             (PAGE 4 OF 14)
--------------------------                            --------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Warburg, Pincus & Co.
           I.R.S. Identification No. 13-6358475

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X|
                                                                    (b) |_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY                                                       |_|

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
           WC

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(D) OR 2(E)                                               |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
           New York

--------------------------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER
   SHARES                - 0 -
BENEFICIALLY
  OWNED BY     8   SHARED VOTING POWER
    EACH               22,955,217*
  REPORTING
 PERSON WITH   9   SOLE DISPOSITIVE POWER
                         - 0 -

               10  SHARED DISPOSITIVE POWER
                         22,955,217*

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           22,955,217*

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                      |_|

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.7%*

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------



----------------
* Assumes the full exercise of the Series A Warrants, Series B Warrants and Series C Warrants in accordance with their terms.

--------------------------                            --------------------------
CUSIP NO. 053499 10 9           SCHEDULE 13D/A             (PAGE 5 OF 14)
--------------------------                            --------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Warburg Pincus LLC
           I.R.S. Identification No. 13-3536050

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X|
                                                                    (b) |_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY                                                       |_|

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
           WC

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(D) OR 2(E)                                               |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
           New York

--------------------------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER
   SHARES                - 0 -
BENEFICIALLY
  OWNED BY     8   SHARED VOTING POWER
    EACH               22,955,217*
  REPORTING
 PERSON WITH   9   SOLE DISPOSITIVE POWER
                         - 0 -

               10  SHARED DISPOSITIVE POWER
                         22,955,217*

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           22,955,217*

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                      |_|

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.7%*

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------



----------------
* Assumes the full exercise of the Series A Warrants, Series B Warrants and Series C Warrants in accordance with their terms.

CUSIP No. 053499 10 9            Schedule 13D/A                      Page 6 of 9

                               AMENDMENT NO. 7 TO
                                  SCHEDULE 13D

           Reference is made to the Statement on Schedule 13D filed on October 12, 2000 on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg Pincus & Co., a New York general partnership ("WP"), Warburg Pincus Partners, LLC, a New York limited liability company ("WP Partners") and a subsidiary of WP, and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WPEP, WP and WP Partners, the "Reporting Entities"), as amended by Amendment No. 1 thereto filed on March 12, 2002, by Amendment No. 2 thereto filed on March 21, 2002, by Amendment No. 3 thereto filed December 24, 2002, by the Schedule TO/A filed February 6, 2003 by the Investors (as defined below), by Amendment No. 4 thereto filed on February 12, 2003, by Amendment No. 5 thereto filed on October 23, 2003 and by Amendment No. 6 thereto filed on August 4, 2004 (as so amended, the "Schedule 13D"). This Amendment No. 7 to the Schedule 13D amends the Schedule 13D as follows.

           All capitalized terms used without definition in this Amendment No. 7 to Schedule 13D shall have the meanings set forth in the Schedule 13D.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is replaced with the following:

(a) The Reporting Entities beneficially own shares of Common Stock by virtue of the Investors' ownership of 10,219,661 shares of Common Stock and ownership of the Series A, Series B and Series C Warrants, which are immediately exercisable for an aggregate of 12,735,556 shares of Common Stock. As of September 1, 2005, WP, WP Partners and WP LLC each beneficially owned an aggregate of 22,955,217 shares of Common Stock, assuming the full exercise of the Series A, Series B and Series C Warrants. Also as of that date, WPEP beneficially owned 21,692,680 shares of Common Stock, assuming the full exercise of the Series A, Series B and Series C Warrants. Of the shares beneficially owned by WP, WP Partners and WP LLC, 1,262,537 shares represent the aggregate shares of Common Stock beneficially owned by WPNEPI and WPNEPIII. By reason of WP's, WP Partner's and WP LLC's respective relationships with the Investors, under Rule 13d-3 under the Exchange Act, WP, WP Partners and WP LLC may be deemed to beneficially own all of the shares of Common Stock that are beneficially owned by these entities.

      Assuming the full exercise of the Series A, Series B and Series C Warrants, as of September 1, 2005, the 22,955,217 shares of Common Stock beneficially owned by the Reporting Entities represented approximately 4.7% of the outstanding shares of Common Stock, after giving effect to the issuance of Common Stock upon the full exercise of the Series A, Series B and Series C Warrants (based on 476,533,310 shares of Common Stock outstanding as of July 31, 2005 as set forth in a Quarterly Report on Form 10-Q filed by the Issuer on August 9, 2005).

CUSIP No. 053499 10 9            Schedule 13D/A                      Page 7 of 9

      Assuming the full exercise of the Series A, Series B and Series C Warrants, as of September 1, 2005, the 21,692,680 shares of Common Stock beneficially owned by WPEP represented approximately 4.4% of the outstanding shares of Common Stock, after giving effect to the issuance of Common Stock upon the full exercise of the Series A, Series B and Series C Warrants beneficially owned by WPEP. Assuming the full exercise of the Series A, Series B and Series C Warrants, as of September 1, 2005, the 1,262,537 shares of Common Stock beneficially owned by WPNEPI and WPNEPIII represented less than 1.0% of the outstanding shares of Common Stock, after giving effect to the issuance of Common Stock upon the full exercise of the Series A, Series B and Series C Warrants beneficially owned by WPNEPI and WPNEPIII.

(b) The Reporting Entities have beneficial ownership of 22,955,217 shares of Common Stock, of which WPEP has beneficial ownership of 21,692,680 shares of Common Stock and WPNEPI and WPNEPIII have beneficial ownership of 1,262,537 shares of Common Stock. Of these 22,955,217 shares of Common Stock, 10,219,661 shares are represented by the shares of Common Stock and the balance of 12,735,556 are represented by shares of Common Stock purchasable upon full exercise of the Series A, Series B and Series C Warrants. WPEP, WPNEPI and WPNEPIII each share voting power and dispositive power over their holdings of such shares with WP LLC, WP Partners and WP.

(c) On September 1, 2005, the Investors distributed an aggregate of 14,999,994 shares of Common Stock to its partners. Except as described herein, since the filing by the Reporting Entities of Amendment No. 6 to the Schedule 13D, there were no transactions in shares of Common Stock effected by the Reporting Entities or, to the best of their knowledge, by any of the persons set forth on Schedule I to the Schedule 13D.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities.

(e) Each of the Reporting Entities ceased to be the beneficial owner of more than five percent of the shares of Common Stock on September 1, 2005.

CUSIP No. 053499 10 9            Schedule 13D/A                      Page 8 of 9

                                   SIGNATURES

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2005

                                   WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                   By: Warburg Pincus Partners, LLC
                                       its General Manager

                                   By: Warburg Pincus & Co.,
                                       its Managing Member

                                   By: /s/ Timothy J. Curt
                                      ------------------------------------------
                                      Name:  Timothy J. Curt
                                      Title: Partner

                                   WARBURG PINCUS PARTNERS, LLC

                                   By: Warburg Pincus & Co.,
                                       its Managing Member

                                   By: /s/ Timothy J. Curt
                                      ------------------------------------------
                                      Name:  Timothy J. Curt
                                      Title: Partner

                                   WARBURG PINCUS & Co.

                                   By: /s/ Timothy J. Curt
                                      ------------------------------------------
                                      Name:  Timothy J. Curt
                                      Title: Partner

                                   WARBURG PINCUS LLC

                                   By: /s/ Timothy J. Curt
                                      ------------------------------------------
                                      Name:  Timothy J. Curt
                                      Title: Member

CUSIP No. 053499 10 9            Schedule 13D/A                      Page 9 of 9

                                   WARBURG, PINCUS NETHERLANDS EQUITY
                                   PARTNERS I, C.V.

                                   By: Warburg Pincus Partners, LLC
                                       its General Partner

                                   By: Warburg Pincus & Co.,
                                       its Managing Member

                                   By: /s/ Timothy J. Curt
                                      ------------------------------------------
                                      Name:  Timothy J. Curt
                                      Title: Partner



                                   WARBURG, PINCUS NETHERLANDS EQUITY
                                   PARTNERS III, C.V.

                                   By: Warburg Pincus Partners, LLC
                                       its General Partner

                                   By: Warburg Pincus & Co.,
                                       its Managing Member

                                   By: /s/ Timothy J. Curt
                                      ------------------------------------------
                                      Name:  Timothy J. Curt
                                      Title: Partner